[redacted]

12011520

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
08 REGISTRATIONS BRANCH

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 31 213 Victor Herbert Rd
(No. and Street)

Lake Placid (City) NY (State) 12946 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F. Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

29 Broadway (Address) New York (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas S Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHRYN A. MCKILLIP
NOTARY PUBLIC, STATE OF NEW YORK
NO. 4917580
QUALIFIED IN ESSEX COUNTY
COMMISSION EXPIRES JANUARY 25, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 16, 2012

29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | Email: info@pkfny.com | www.pkfny.com

Mitchell Securities, Inc.

Statements of Financial Condition

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 93,048	$ 72,550
Receivable from clearing broker	18,528	31,832
	$ 111,576	$ 104,382
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 6,880	$ 8,965
Stockholder's Equity		
Capital stock, $1 par value, 1,000 shares authorized, 100 shares isssued and outstanding	100	100
Additional paid-in capital	14,122	14,122
Retained earnings	90,474	81,195
	104,696	95,417
	$ 111,576	$ 104,382

See notes to financial statements

Mitchell Securities, Inc.

Statements of Operations

	Year Ended December 31, 2011	Year Ended December 31, 2010
REVENUES		
Research	$207,000	$299,029
Commissions	194,487	92,065
Other	14	405
Total Revenues	401,501	391,499
EXPENSES		
Salaries and wages	48,600	61,600
Payroll taxes and employee benefits	11,754	12,426
Management fee	41,817	26,440
Clearance fees	31,499	14,641
Occupancy	14,478	23,702
Professional fees	26,707	20,931
Other expenses	26,762	31,805
Total Expenses	201,617	191,545
Net Income	$199,884	$199,954

See notes to financial statements

Mitchell Securities, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2011 and 2010

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 100	$ 14,122	$ 54,541	$ 68,763
2010				
Dividends paid	-	-	(173,300)	(173,300)
Net income	-	-	199,954	199,954
Balance, December 31, 2010	100	14,122	81,195	95,417
2011				
Dividends paid	-	-	(190,605)	(190,605)
Net income	-	-	199,884	199,884
Balance, December 31, 2011	$ 100	$ 14,122	$ 90,474	$ 104,696

See notes to financial statements

Mitchell Securities, Inc.

Statements of Cash Flows

	Year Ended December 31,	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$199,884	$199,954
Adjustment to reconcile net income to net cash from operating activities		
Net change in operating assets and liabilities		
Fees receivable	13,304	(3,180)
Accounts payable and accrued expenses	(2,085)	(5,777)
Net Cash from Operating Activities	211,103	190,997
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(190,605)	(173,300)
Increase in Cash and Cash Equivalents	20,498	17,697
CASH AND CASH EQUIVALENTS		
Beginning of year	72,550	54,853
End of year	$ 93,048	$ 72,550

See notes to financial statements

Mitchell Securities, Inc.

Notes to Financial Statements
December 2011 and 2010

1. Organization

The Company is a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker. The Company sells investment research services.

As a Subchapter S company the Company's Federal and New York State income is taxed in the individual income tax returns of its stockholder.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 16, 2012.

Revenue Recognition

Commission revenues and expenses are recorded on a trade date basis. Revenue from research services are recorded when research reports are rendered.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2008.

3. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions.

4. Commitments and Related Party Transactions

The Company leases office space from a related party on a month to month basis. Total rental expense for 2011 and 2010 was $14,478 and $23,702.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $104,696 which was $99,696 in excess of its required net capital. The Company's net capital ratio was .0657 to 1.

* * * * *

Mitchell Securities, Inc.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2011

Mitchell Securities, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2011

NET CAPITAL

Total ownership equity from statement of financial condition	$104,696

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 99,696
Total Aggregate Indebtedness Liabilities	$ 6,880
Percent of aggregate indebtedness to net capital	6.57%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2011.

See Independent Auditors' Report

Mitchell Securities, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

As of December 31, 2011

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

As of December 31, 2011

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See Independent Auditors' Report

PKF
O'CONNOR
DAVIES

PKF

**Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5**

**The Board of Directors and Shareholders
Mitchell Securities, Inc.**

In planning and performing our audit of the financial statements of Mitchell Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I Email: info@pkfny.com I www.pkfny.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 16, 2012